Exhibit 99.1

Advantage Announces Third Quarter 2017 Operating & Financial Results

Production Up, Cash Costs Down & Increased Hedging Further Reinforces Operational Strength and Financial Flexibility

 (TSX: AAV, NYSE: AAV)

CALGARY, Nov. 2, 2017 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report that its continued focus on financial discipline, operational excellence and prudent capital allocation has resulted in solid results during the third quarter and nine months of 2017. The third quarter was very active with well operations at all of our Montney land blocks and high construction activity levels at our Glacier gas plant expansion project. Capital expenditures for the quarter were $90 million of which 85% was invested to develop well productivity and to expand our facility infrastructure capacities for 2018 development and beyond. Additionally, the Corporation's cash flow has maintained our strong balance sheet with a total debt to cash flow ratio of 1.0 at the end of the third quarter. These results and additional achievements in the quarter enhances the Corporation's operational and financial flexibility and continues the ongoing successful execution of our multi-year development plan.

Cash flow for the quarter was $36.7 million or $0.20/share and $139.3 million or $0.75/share for the nine months, an increase of 21% as compared to the nine months of 2016. Advantage received a natural gas and liquids price of $2.46/mcfe ($14.76/boe) which included realized hedging gains of $0.40/mcfe. This resulted in a strong cash flow margin of 71% made possible by our industry leading low corporate cash costs of $0.73/mcfe for the third quarter of 2017, despite an AECO daily natural gas price that averaged $1.46/mcf.

Production was up 6% to 228.2 mmcfe/d (38,030 boe/d) for the third quarter and up 18% to 232.8 mmcfe/d (38,795 boe/d) for the nine months, on-track with our annual production guidance range of 230 mmcfe/d to 240 mmcfe/d. Natural gas liquids were up 16% to 1,395 bbls/d (75% condensate) and represented 14% of total revenue. These production gains were achieved despite significant TransCanada Pipeline Limited ("TCPL") transportation restrictions which occurred due to maintenance and pipeline system upgrading work during the quarter.

Total corporate cash costs were $0.73/mcfe during the third quarter and $0.87/mcfe for the nine months (including royalties, operating costs, transportation expense, G&A and finance expense). During the third quarter, operating costs were maintained at an industry leading low cost of $0.25/mcfe resulting from continued optimization of our water disposal and equipment maintenance costs.

The Corporation also made the following accomplishments during the third quarter of 2017 which enhances future flexibility and continues to prove up our significant resource upside:

Increased natural gas hedging positions to 56% of natural gas production for the fourth quarter of 2017 at Cdn $3.27/mcf and 61% for the first quarter of 2018 at Cdn $3.34/mcf. For 2018 and 2019, we increased our hedging positions to 37% of production at Cdn $3.32/mcf and 16% of production at Cdn $3.02/mcf, respectively.

Market diversification currently includes fixed price hedges, Henry Hub and Dawn market exposures and access to the Alliance pipeline in 2018 which will provide opportunities into the mid-west U.S. Advantage's AECO exposure for this upcoming winter is 9%, 43% in 2018 and 54% in 2019.

Developed current standing completed well productivity of 100 mmcf/d ("IP30") at Glacier with additional wells to be drilled by year-end 2017 to provide sufficient production capability in support of our 2018 production.

Middle Montney success advanced in west Glacier with two new wells that exceed current type curves. Strong well productivity was achieved in two separate Glacier Middle Montney layers through the application of refined completion and frac designs.

Completed the drilling of 6 wells on our undeveloped lands at Valhalla, Progress and Wembley to satisfy land expiries and to begin delineating the multiple layers of the Montney reservoir which have demonstrated encouraging results on adjacent industry lands.

Recent Glacier Achievements Include Strong Middle Montney Well Results Which Enhances Future Operational Flexibility

We completed 15 out of 16 wells that were previously drilled on our largest single pad to date at Glacier. Eleven of the 15 wells were Upper and Lower Montney wells which were individually produced in-line to our Glacier gas plant to ascertain flow capabilities. Based on initial production rates for these wells, we estimate an average IP30 of 7.7 mmcf/d per well with several wells exhibiting rates of over 10 mmcf/d. These wells have an average horizontal lateral length of 2,050 meters and were fracture stimulated with up to 30 frac stages and 63 frac ports utilizing an average of 70 tonnes of proppant per frac stage (up to 880 lbs/ft). Advantage utilized multiple mechanical completion techniques on this pad including cased ports, open hole and Stage Completions systems. The wells are expected to be placed on-stream as required through 2018 to support the Corporation's planned growth. The average drill, complete, equipping and tie-in cost of these wells was $4.7 million per well, on-track with our budget expectations.

Two Middle Montney wells on the 16 well pad located in west Glacier demonstrated excellent results in an area where there has been limited Middle Montney drilling to date. One well was drilled and completed in the second layer of the Middle Montney with an estimated IP30 of 7.8 mmcf/d. An additional well was drilled and completed in the third layer of the Middle Montney with an estimated IP30 of 5.1 mmcf/d. This was the first horizontal well drilled in this specific layer of the Middle Montney in west Glacier. These wells were completed using modified frac techniques, as compared to earlier Middle Montney wells, to evaluate short and longer term production impacts. As expected, these two Middle Montney wells confirmed that the average recoverable propane plus ("C3+") liquids yield of the Middle Montney wells in west Glacier is approximately 26 bbls/mmcf as compared to east Glacier which averages 50 bbls/mmcf.

The expansion of Advantage's 100% owned Glacier gas plant to a raw processing capacity of 400 mmcf/d is progressing on-schedule with project completion targeted for early in the second quarter of 2018. This plant expansion is anticipated to support our future production growth to approximately 2021 based on our current annual growth rate and/or accommodate third party processing opportunities.

Delineation Drilling and Completion Activities Proceeding as Planned on New Undeveloped Lands at Progress, Valhalla and Wembley

Advantage began delineation drilling on its 94 net Montney sections of undeveloped lands outside of Glacier in the third quarter with four wells drilled in Valhalla and one well drilled in each of the Progress and Wembley land blocks. Completion activities at Valhalla are currently underway while well completions at Progress and Wembley are anticipated to begin before year-end. The Valhalla well results are expected to be available in the fourth quarter and are planned to be brought on-production after the Glacier gas plant expansion is commissioned and increased gas gathering pipeline capacity between Valhalla and Glacier is completed in 2018. Two additional wells at Progress are scheduled to be rig released during the first quarter of 2018.

Increased Commodity Risk Management Positions and Market Diversification

Advantage increased its natural gas fixed price hedging positions to 56% of natural gas production for the fourth quarter of 2017 at Cdn $3.27/mcf and 61% of production for the first quarter of 2018 at Cdn $3.34/mcf. For 2018 and 2019, our hedging positions increased to 37% of production at Cdn $3.32/mcf and 16% of production at Cdn $3.02/mcf, respectively. Advantage capitalized on its previously secured strong basis positions and Dawn exposure to add attractive fixed price hedging contracts which continue to provide downside cash flow protection. The Corporation's industry leading low cost structure also provides us with the ability to hedge at lower prices while still generating attractive cash margins.

On November 1, 2017, we began transporting 55,600 GJ/d (52,700 mcf/d) from Alberta to the Dawn market in Southern Ontario through participation in TCPL's long term fixed price service open season. This provides physical market diversification of approximately 20% of our current production. Advantage has internally approved proceeding with a new sales gas meter station on the Alliance Pipeline system. We anticipate completion of the meter station in 2018.

Advantage's market diversification as a percentage of estimated total future production, net of royalties, are illustrated below:

Market Diversification	2017 Q4	2018	2019
Natural Gas
Fixed Prices (1)	54%	35%	15%
AECO	27%	43%	54%
Dawn	15%	10%	16%
Henry Hub	-	8%	9%
Liquids	4%	4%	6%

(1)	Advantage has exposure to commodity price risk at various market hubs and therefore may fix prices at multiple markets. Please refer to the Consolidated Financial Statements and Management's Discussion and Analysis for additional information.

Looking Forward

Advantage is on-track with its 2017 annual guidance and has developed increased financial and operational flexibility for 2018 and beyond. We will continue our strategy of sustainable and profitable growth while exercising financial discipline and prudent capital allocation as we finalize our 2018 budget plans which are expected to be released prior to year-end 2017.

Advantage's Montney development at Glacier has been successfully executed since 2008 based on maintaining an industry leading low cost structure, preserving a strong balance sheet, mitigating downside cash flow volatility and preserving operational flexibility. These factors, in conjunction with a disciplined focus on investment returns, will serve us well in the future.

Third Quarter 2017 Operating & Financial Summary Table

	Three months ended		Nine months ended
Financial and Operating Highlights	September 30		September 30
	2017	2016	2017	2016

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$51,706	$56,697	$193,832	$143,937
Funds from operations	$36,722	$45,132	$139,319	$112,251
per share (1)	$0.20	$0.24	$0.75	$0.62
Total capital expenditures	$89,798	$35,640	$175,051	$97,971
Working capital deficit (2)	$37,017	$5,023	$37,017	$5,023
Bank indebtedness	$156,351	$178,971	$156,351	$178,971
Basic weighted average shares (000)	185,953	184,572	185,533	181,188
Operating
Daily Production
Natural gas (mcf/d)	219,812	207,332	225,480	191,970
Liquids (bbls/d)	1,395	1,205	1,215	903
Total mcfe/d (3)	228,182	214,562	232,770	197,388
Total boe/d (3)	38,030	35,760	38,795	32,898
Average prices (including hedging)
Natural gas ($/mcf)	$2.26	$2.71	$2.87	$2.52
Liquids ($/bbl)	$46.95	$45.58	$52.18	$46.19
Cash netbacks ($/mcfe) (3)
Natural gas and liquids sales	$2.06	$2.27	$2.80	$1.80
Realized gains on derivatives	0.40	0.60	0.25	0.86
Royalty (expense) recovery	0.02	(0.08)	(0.08)	(0.02)
Operating expense	(0.25)	(0.25)	(0.25)	(0.29)
Transportation expense (4)	(0.35)	(0.05)	(0.36)	(0.03)
Operating netback	1.88	2.49	2.36	2.32
General and administrative	(0.07)	(0.09)	(0.10)	(0.11)
Finance expense	(0.08)	(0.11)	(0.08)	(0.14)
Other income	0.01	-	-	0.01
Cash netbacks	$1.74	$2.29	$2.18	$2.08

(1)	Based on basic weighted average shares outstanding.

(2)	Working capital deficit (surplus) includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

(4)	Commencing on November 1, 2016, Advantage requested that its natural gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on cash flow, cash netbacks, or net income; however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

Interim Consolidated Financial Statements and MD&A

The Corporation's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2017 together with the notes thereto, and Management's Discussion and Analysis for the three and nine months ended September 30, 2017 have been filed on SEDAR and with the SEC and are available on the Corporation's website at

http://www.advantageog.com/investors/financial-reports/2017-2

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the Corporation's plans to continue development of its oil and natural gas resource contained within its land holdings and increase production; Advantage's anticipated annual 2017 production guidance range; the Corporation's drilling plans for 2017, including the anticipated number of wells to be drilled, completed and put on-stream and the expected timing thereof; the Corporation's belief that drilling additional wells in 2017 will provide the well capability to achieve its 2018 production target; estimated average cost to drill, complete, equip and tie-in wells; expected timing of completion of expansion of the Corporation's Glacier gas plant, including the anticipated raw processing capacity following such expansion; Advantage's expectation that the expansion of the Corporation's Glacier gas plant will support anticipated production growth and/or accommodate third party processing opportunities; anticipated timing of available well results from Valhalla and bringing wells on production; anticipated timing of service for meter station on the Alliance pipeline and the expected opportunities therefrom; Advantage's future hedging positions and the terms of the Corporation's derivative contracts; the Corporation's belief that it is on track to meet its 2017 annual production guidance and that it has significant financial and operational flexibility; the Corporation's plans to continue its strategy as it finalizes its 2018 budget plans and the anticipated timing of announcement of such budget plans; the Corporation's belief that its continued focus on prudent capital allocation and returns will serve it well in the future; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; failure to achieve production targets on timelines anticipated or at all; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; lack of available capacity on pipelines; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; delay in completion of sales gas meter station on the Alliance Pipeline system; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form dated March 2, 2017 which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals, conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; expected annual production growth rate; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein are expressed as anticipated average production over the calendar year. In determining anticipated production for the years ended December 31, 2017 and 2018 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2017 and 2018 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains a number of oil and gas metrics, including operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes. Operating netback is calculated by adding natural gas and liquids sales with realized gains and losses on derivatives and subtracting royalty expense, operating expense and transportation expense.

References in this press release to IP30 rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, cash costs and total debt to cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below.

bbls/d	barrels per day
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
GJ	gigajoule
GJ/d	gigajoules per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mcfe/d	thousand cubic feet equivalent per day on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2017/02/c6000.html

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005 OR Investor Relations, Toll free: 1-866-393-0393, ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 22:37e 02-NOV-17